Andrews Kurth LLP 600 Travis, Suite 4200 Houston, Texas 77002 +1.713.220.4200 Phone +1.713.220.4285 Fax andrewskurth.com

March 7, 2017

VIA EDGAR

Mara L. Ransom

Assistant Director

Division of Corporation Finance

Office of Consumer Products

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Cheniere Corpus Christi Holdings, LLC

Registration Statement on Form S-4

Filed January 5, 2017

File No. 333-215435

Dear Ms. Ransom:

Set forth below are the responses of Cheniere Corpus Christi Holdings, LLC, a Delaware limited liability company (the “Company”), to the comments received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) dated February 1, 2017 with respect to its Registration Statement on Form S-4 (File No. 333-215435) that was filed on January 5, 2017 (the “Registration Statement”). The responses below have been prepared and are being provided by the Company, which has authorized Andrews Kurth Kenyon LLP to respond to the Staff’s comment on its behalf.

Concurrently with the submission of this response letter, we are filing, through EDGAR, Amendment No. 1 to the Registration Statement (the “Amendment”).

For the Staff’s convenience, each response is preceded by the exact text of the Staff’s corresponding comment in bold, italicized text.

General

1.	We note your references to sections entitled “Certain Relationships and Related Party Transactions” and “Material United Stated Federal Income Tax Considerations,” however it does not appear that such sections have been included in the prospectus. Please revise to include such sections in the prospectus.

Response:

We acknowledge the Staff’s comment and have added a section entitled “Material United States Federal Income Tax Consequences.” In addition, we have added a reference to the “Certain Relationships and Related Party Transactions” section in the table of contents. Please see pages 248 and 234 of the Amendment.

ANDREWS KURTH KENYON LLP

Austin    Beijing    Dallas    Dubai    Houston     London    New York    Research Triangle Park    The Woodlands    Washington, DC

Ms. Mara L. Ransom

Securities and Exchange Commission

March 7, 2017

2.	Please include on the inside front cover page the information set forth in Item 2 of Form S-4.

Response:

We acknowledge the Staff’s comment and have included the requested information. Please see page i of the Amendment.

Special Note Regarding Forward-Looking Statements, page iv

3.	Many of the statements in your submission relate to present facts or conditions, rather than to historical facts or future events. Accordingly, the second sentence of this section beginning, “[a]ll statements, other than statements of historical facts . . . .” appears overly broad. Please narrow your statement accordingly, or remove it.

Response:

We acknowledge the Staff’s comment and have revised the statement on page iv of the Amendment.

Risks Relating to the Exchange Offer and the New Notes

Many of the covenants contained in the indenture will no longer be applicable . . ., page 44

4.	Here, or in an appropriate place in your prospectus, please disclose the current rating that has been assigned to your Exchange Notes, so that investors can put this risk into context.

Response:

We acknowledge the Staff’s comment and have included additional disclosure about the current rating of the notes. Please see page 44 of the Amendment.

FERC and DOE Authorizations, page 57

5.	If material, please enhance your disclosure to include the name of the appellant in the appeal that is pending in the U.S. Court of Appeals for the District of Columbia Circuit, and revise your disclosure under “Legal Proceedings” on page 86 accordingly. Refer to Item 103 of Regulation S-K.

Ms. Mara L. Ransom

Securities and Exchange Commission

March 7, 2017

Response:

We acknowledge the Staff’s comment and respectfully advise that we have determined that the pending appeal is not a material legal proceeding and that the name of the appellant is not material.

Expiration, Extension and Amendment, page 108

6.	Please confirm supplementally that the offer will be open for at least 20 full business days to ensure compliance with Rule 14e-1(a). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Response:

We acknowledge the Staff’s comment and confirm that the offer will be open for at least 20 full business days and that the expiration date will be included in the final prospectus to be disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Acceptance of Old Notes for Exchange; Issuance of New Notes, page 111

7.	We note the disclosure indicating that unaccepted or non-exchanged Old Notes will be “returned without expense to the tendering holder of the Old Notes,” and in the case of Old Notes tendered by book-entry transfer, the non-exchanged Old Notes will be credited to an account maintained with DTC “as promptly as practicable after the expiration or termination of the exchange offer.” Rule 14e-1(c) requires that you return the old notes “promptly” upon expiration or termination of the offer, as applicable. Please revise here and throughout the document, as necessary.

Response:

We acknowledge the Staff’s comment and have revised the Amendment to clarify that Old Notes will be returned promptly upon expiration or termination of the offer, as applicable. Please see pages 108, 110 and 112 of the Amendment.

Holdco Pledge Agreement, page 181

8.	We note your disclosure that, in addition to the security interest granted by you, the Senior Debt Obligations are further secured by Security Interests granted by Holdco in the Pledge Agreement between Holdco and the Security Trustee, dated May 13, 2015. Please file the Pledge Agreement as an exhibit, or tell us why you believe the contract is not a material contract under Item 601 of Regulation S-K.

Response:

We acknowledge the Staff’s comment and respectfully advise that the Company has reviewed the referenced Pledge Agreement and believes that it is not a material contract under Item 601 of Regulation S-K. Item 601(b)(10)(i) of Regulation S-K provides that “[o]nly contracts need to be filed as to which the registrant or subsidiary of the registrant is a party.” None of the Company or its subsidiaries is a party to the Pledge Agreement.

Ms. Mara L. Ransom

Securities and Exchange Commission

March 7, 2017

Cheniere Corpus Christi Holdings, LLC

Note 2 – Summary of Significant Accounting Policies

Income Taxes, page F-10

9.	We note your accounting policy is not to record a tax provision because you are a disregarded entity for tax purposes. We also note state tax sharing agreements entered into with Cheniere. Please tell us your consideration of ASC 740-10-30-27 and SAB Topic 1:B with regard to your accounting policy.

Response:

We acknowledge the Staff’s comment and respectfully advise that ASC 740-10-30-27 and Question 3 of SAB Topic 1:B:1 require that the consolidated amount of current and deferred tax expense for a group that files a consolidated tax return be allocated among the group members when those members issue separate financial statements. Consistent with requirements of the Subtopic, the Company calculates the current and deferred income tax provision/benefit included in its Consolidated and Combined Statements of Operations as if it files income tax returns on a stand-alone basis (i.e. under the “separate return method”). We have revised the disclosure accordingly. Please see page F-14 of the Amendment.

Item 22. Undertakings, page II-2

10.	Please revise your filing to include the undertaking referenced in Item 512(j) of Regulation S-K.

Response:

We acknowledge the Staff’s comment and confirm that the Company does not intend to rely on section 305(b)(2) of the Trust Indenture Act of 1939 for determining the eligibility of the trustee under the indentures governing the Old Notes. The Company filed statements of eligibility and qualification on Form T-1 with the Registration Statement for the purpose of determining the eligibility of the trustee under the indentures governing the Old Notes.

Supplemental Letter, dated January 5, 2017

11.	Please revise to include a representation that the issuer will disclose to each person participating in the exchange offer that if such participant acquires the New Notes for the purpose of distributing them, such person must be identified as an underwriter in the prospectus. Refer to Securities Act Sections Compliance and Disclosure Interpretation 111.02, located on our website.

Ms. Mara L. Ransom

Securities and Exchange Commission

March 7, 2017

Response:

We acknowledge the Staff’s comment. Concurrently with this response, we are submitting to the Staff via EDGAR a revised Supplemental Letter containing the requested representation. Please also see page 114 of the Amendment.

Please direct any questions you have with respect to the foregoing or with respect to the Amendment to the undersigned at (713) 220-4351 or georgevlahakos@andrewskurth.com.

Very truly yours,

/s/ George J. Vlahakos

George J. Vlahakos

cc:	Michael J. Wortley, Cheniere Corpus Christi Holdings, LLC

Sean Markowitz, Cheniere Corpus Christi Holdings, LLC